FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s release dated July 17, 2025, announcing the Proxy Statement for Gilat Satellite Networks’ Annual General Shareholders’ Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 17, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 14, 2025

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at our offices at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on August 14, 2025 at 12:00 p.m. Israel time for the following purposes (the “Meeting”):

1.	to set the number of directors serving on the Board of Directors at eight;

2.
to re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	subject to her election pursuant to Item No. 2, to approve a grant of options to Dana Porter Rubinshtein, as described in the Proxy Statement;

4.
to approve of the election of Hilla Haddad Chmelnik as an external director, as defined in the Israeli Companies Law 5759-1999 (the “ICL”), including the approval of her compensation terms, for a three-year period commencing as of the date of approval;

5.	subject to her election pursuant to Item No. 4, to approve a grant of options to Hilla Haddad Chmelnik, as described in the Proxy Statement;

6.	to amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement;

7.
subject to the amendment of the Company’s Compensation Policy for Executive Officers and Directors pursuant to Item No. 6, to approve the grant of Performance Stock Units (PSU) to Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

8.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2024, will be received and considered at the Meeting.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 8, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 16, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 10:00 a.m. Israel time, on August 14, 2025, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting.

You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than August 4, 2025, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL is July 17, 2025.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items Nos. 4, 5, 6 and 7, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Items Nos. 4, 5, 6 and 7 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the ICL), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2016) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.
By Order of the Board of Directors, Doron Kerbel, General Counsel & Corporate Secretary

July 17, 2025

- ii -

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on August 14, 2025

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at our offices at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on August 14, 2025, at 12:00 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2025 Annual General Meeting of Shareholders (the “Meeting”).

This Proxy Statement and the enclosed Proxy Card are being mailed to our shareholders on or about July 17, 2025.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	to set the number of directors serving on the Board of Directors at eight;

2.
to re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	subject to her election pursuant to Item No. 2, to approve a grant of options to Dana Porter Rubinshtein, as described in the Proxy Statement;

4.
to approve of the election of Hilla Haddad Chmelnik as an external director, as defined in the Israeli Companies Law 5759-1999 (the “ICL”), including the approval of her compensation terms, for a three-year period commencing as of the date of approval;

5.	subject to her election pursuant to Item No. 4, to approve a grant of options to Hilla Haddad Chmelnik, as described in the Proxy Statement;

6.	to amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement;

7.
subject to the amendment of the Company’s Compensation Policy for Executive Officers and Directors pursuant to Item No. 6, to approve the grant of Performance Stock Units (PSU) to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

8.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on July 16, 2025, are entitled to notice of and to vote at the Meeting.

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com. Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below):

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee, or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you may submit your vote by proxy card by mail by completing, signing, and mailing the enclosed proxy card in the enclosed postage-paid envelope or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee, or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10:00 a.m. Israel time, on August 14, 2025, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shareholders Holding in “Street Name” in the United States. If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com ). Your voting instructions must be received by 11:59 p.m., Eastern time, on August 13, 2025, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

•
Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

•
Shares Traded on the Tel Aviv Stock Exchange (“TASE”). Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Confirmation of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (9:00 a.m. Israel time). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers, and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person, or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries, and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee, giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received no later than 10:00 a.m. Israel time, on August 14, 2025 at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel or as provided on your proxy card.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items Nos. 4, 5, 6 and 7, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Items No4 through 7 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the ICL), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10:00 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel..

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders holding shares conferring at least 25% of the Company’s voting power is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to a such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of July 16, 2025, the Record Date, the Company had 57,211,899 ordinary shares outstanding. Equiniti Trust Company, LLC is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. TO SET THE NUMBER OF DIRECTORS SERVING ON THE BOARD OF
DIRECTORS AT EIGHT
(Item 1 on the Proxy Card)

In accordance with our Articles of Association, our Board of Directors will consist of not less than five and not more than nine directors, as may be fixed from time to time by our shareholders. Our shareholders last fixed the number of directors at seven. Our Board of Directors believes that a Board of Directors comprised of eight members is appropriate for our Company and therefore recommends to increase the size of our Board of Directors from seven to eight members.

In accordance with our Articles of Association, any change to the total number of directors serving on our Board of Directors requires the approval of such change by our shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 1) RESOLVED, that the number of directors serving on the Company’s Board of Directors be set at eight.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to set the number of directors.

The Board of Directors recommends a vote FOR the number of directors serving on the Company’s Board of Directors be set at eight.

ITEM II. RE-ELECTION/ELECTION OF DIRECTORS
(Item 2 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the four directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as a director if elected.

Our ESG and Nomination Committee recommended that four of our current directors, Amiram Boehm, Aylon (Lonny) Rafaeli, Dafna Sharir and Amir Ofek be re-elected, and that Dana Porter Rubinshtein be elected to the Board, and our Board of Directors subsequently approved the recommendation of the ESG and Nomination Committee and nominated the five nominees. If re-elected at the Meeting, Mr. Boehm shall continue to serve as Chairman of the Board of Directors following the Meeting. Ronit Zalman Malach, whose term of office expires at the Meeting, elected not to stand for reelection.

The Company has two additional directors who serve as the Company’s “external directors” in accordance with the ICL, Elyezer Shkedy and Amikam (Ami) Shafran, whose term of office end in June 2026 and May 2027, respectively, and are not standing for reelection at the Meeting. In addition, as set forth in Item No. 4 below, Hilla Haddad Chmelnik is being nominated to serve as third external director.

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors and nominee for a new external director) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

During the past year, all of our directors attended more than 75% of the meetings of our Board of Directors and more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting, each of the following persons be elected to serve as a member of the Company’s Board of Directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Amiram Boehm (53) has served on our Board of Directors since December 2012 and as Chairman of the Board since March 2023. From 2004 and until November 2022, Mr. Boehm was a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds. In February 2023, Mr. Boehm was appointed as Chairman of the Board of BrainsWay Ltd. (NASDAQ and TASE), and in May 2023, Mr. Boehm was appointed as a member of the Board of directors of Leumi Partners. While he was a Partner in the FIMI Opportunity, Mr. Boehm served as the Chairman of the Board of directors of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Aylon (Lonny) Rafaeli (71) has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit. Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem, Israel.

Dafna Sharir (56) has served on our Board of Directors since May 2016. Since 2005, Ms. Sharir has served as an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir has served as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018, and as a director of Cognyte Software Ltd (NASDAQ, TASE) since 2022. She served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and Cognyet Software Ltd. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.

Amir Ofek (49)  has served on our Board of Directors since June 2023 and previously served as a director of our company from 2014 to 2019. Mr. Ofek has more than 20 years of professional experience in management and board positions in technology-based companies. Since 2021, Mr. Ofek serves as CEO of AxoniusX, an Axonius’ company. Prior to that, between 2019 and 2021, Mr. Ofek was the CEO of Alcide IO Ltd. (acquired by Rapid7 Inc. - NASDAQ: RPD).  Prior to that, between 2016 and 2019 Mr. Ofek served as the CEO of CyberInt Ltd. Mr. Ofek also held various leadership positions at Amdocs Ltd. (NASDAQ: DOX) and Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Ofek was a Captain in the IDF 8200 Unit and holds a BSc. degree (Cum Laude) in IT Engineering from the Technion and an M.B.A. degree from INSEAD.

Dana Porter Rubinshtein (52) has more than 20 years of professional experience as a marketing, product, and strategy executive in the high-tech industry. Ms. Porter Rubinshtein had served as a Board member of Rafael Advanced Defense Systems Ltd. between 2015 and 2017, and as a Board observer of Inception XR between May 2022 and March 2025, an XR platform which she co-founded in 2016 and was later sold to a training company for the healthcare industry. Ms. Porter Rubinshtein also serves on the Advisory Board of Sapiens International Corp NV (NASDAQ: SPNS) since February 2023, and as a Board member at Elem, Israel’s leading nonprofit supporting youth in distress, since May 2021. Prior to that, Ms. Porter Rubinshtein held senior management positions, including Head of Strategy and Marketing at the ILDC of Microsoft Corporation (NASDAQ: MSFT) between 2013 and 2016, and as Chief Marketing Officer of Amdocs Limited (NASDAQ: DOX) between 2010 and 2013, and other senior roles Amdocs between 2003 and 2010. Prior to Amdocs, Ms. Porter Rubinshtein was an international consultant at Deloitte and Teffen. Ms. Porter Rubinshtein holds a degree (B.Sc.) in Industrial Engineering from Ben-Gurion University and an MBA from New York University (NYU).

Each of the director nominees has certified to the Company that he or she complies with all requirements under the ICL for serving as a director.

If re-elected, the terms of office of Mr. Boehm (the Company’s Chairman of the Board of Directors), Mr. Rafaeli, Ms. Sharir and Mr. Ofek will remain unchanged, including their entitlement to their indemnification and D&O insurance coverage in accordance with the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

If elected, Ms. Porter Rubinshtein’s terms of compensation will be identical to the terms of the other Board members (excluding the Company’s Chairman of the Board of Directors) and in accordance with the Company’s Compensation Policy.

It is therefore proposed that at the Meeting the following resolutions be adopted:

(Item 2(a)) RESOLVED, to re-elect Mr. Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 2(b)) FURTHER RESOLVED, to re-elect Mr. Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 2(c)) FURTHER RESOLVED, to re-elect Ms. Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified;

(Item 2(d)) FURTHER RESOLVED, to re-elect Mr. Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified; and

 (Item 2(e)) FURTHER RESOLVED, to elect Ms. Porter Rubinshtein as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

ITEM III.   SUBJECT TO HER ELECTION PURSUANT TO ITEM NO. 2, TO APPROVE A
GRANT OF OPTIONS TO DANA PORTER RUBINSHTEIN, AS DESCRIBED IN THE PROXY STATEMENT
(Item 3 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

It is proposed that, in addition to the cash compensation paid to our directors, to grant options to purchase ordinary shares of the Company to Ms. Porter Rubinshtein.

Our Compensation Committee and Board of Directors approved and recommended granting its non-executive directors, including the Company’s external directors, upon their first appointment or appointment renewal (provided that there were no previously granted options at the grant date that remained unvested), options in the amount and under the conditions set and approved by the Compensation Committee, the Board of Directors, and reaffirmed by the Company’s shareholders.

Our Compensation Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Ms. Porter Rubinshtein upon her election as a director.

Pursuant to the terms of our 2008 Stock Options Plan and the Company’s Compensation Policy for Executive Officers and Directors, the exercise price of the options to be granted to Ms. Porter Rubinshtein will be 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the grant date, which is the second trading day following Meeting (August 15, 2025).

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three-year period, so long as the director continues to serve as a director and will be exercisable for 12 months following cessation or termination of his or her service (other than for cause).

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 3) RESOLVED, subject to her election under Item 2, to approve a grant of 50,000 options to Ms. Porter Rubinshtein, exercisable into ordinary shares of the Company as described in the Proxy Statement, upon her election as set forth in this Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Ms. Porter Rubinshtein.

The Board of Directors recommends a vote FOR the grant of options to Ms. Porter Rubinshtein the nominee for election as a director.

ITEM IV. TO APPROVE THE ELECTION OF HILLA HADDAD CHMELNIK AS AN
EXTERNAL DIRECTOR, INCLUDING THE APPROVAL OF HER COMPENSATION TERMS,
FOR A THREE-YEAR PERIOD COMMENCING AS OF THE DATE OF APPROVAL
(Item 4 on the Proxy Card)

The ICL requires Israeli companies with shares that have been offered to the public, to appoint at least two external directors. Our Board of Directors is currently composed of two external directors appointed in accordance with the ICL (Elyezer Shkedy and Amikam (Ami) Shafran).

Our ESG and Nomination Committee believes that it is in the best interests of the Company to appoint an additional external director. Accordingly, it is proposed to appoint Hilla Haddad Chmelnik as an external director of the Company for a term of three years, commencing as of the date of approval by the Meeting, and our Board of Directors subsequently approved the recommendation of the ESG and Nomination Committee.

The following information concerning Ms. Haddad Chmelnik is based on the records of the Company and information furnished to it by Ms. Haddad Chmelnik:

Hilla Haddad Chmelnik (41) Ms. Haddad Chmelnik is a senior executive with extensive experience in the public and private sectors, specializing in strategic leadership of complex projects in the fields of innovation, transportation, and space technologies. Since May 2023, she has served as Co-Founder and Chief Strategy Officer of Moonshot, a startup developing an innovative electromagnetic launcher for raw materials and cargo to space. Ms. Haddad Chmelnik also led strategic and fundraising efforts at DOTS, an agri-tech company, and since August 2023 has served as an external director at NextGen Biomed Ltd. (TASE). From November 2021 to February 2023, Ms. Haddad Chmelnik served as the Director-General of the Israeli Ministry of Innovation, Science, and Technology. Prior to that, she held senior roles at Israel National Roads Company and the Ministry of Transport, including Vice President of Strategy and Innovation and Head of the National Infrastructure Directorate. Earlier in her career, she held key positions in Israel’s Ministry of Defense. Ms. Haddad Chmelnik holds a B.Sc. degree in Aerospace Engineering from the Technion, an M.A. in Diplomacy and an MBA from Tel Aviv University, and an M.A. in Public Policy from the Hebrew University of Jerusalem.

Subject to the approval of Ms. Haddad Chmelnik’s election at the Meeting, Ms. Haddad Chmelnik will benefit from D&O indemnification and insurance under the same conditions as the other external directors and in accordance with the Company’s Compensation Policy. If elected, Ms. Haddad Chmelnik’s terms of compensation will be identical to the terms of the Company’s other external directors and in accordance with the Company’s Compensation Policy.

Ms. Haddad has certified to the Company that she complies with all requirements under the ICL for serving as an external director.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 4) RESOLVED, approve of the election of Hilla Haddad Chmelnik as an external director, as defined in the ICL, including the approval of her compensation terms, for a three-year period commencing as of the date of approval.

The Board of Directors recommends a vote FOR the election of Ms. Haddad Chmelnik as an external director, including the approval of her compensation terms, for a three-year period commencing as of the date of approval.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options Ms. Haddad-Chmelnik.

In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in her election as an external director (excluding a personal interest that is not related to a relationship with the controlling shareholder), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of this Item (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10:00 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

ITEM V.   SUBJECT TO HER ELECTION PURSUANT TO ITEM NO. 4, TO APPROVE A
GRANT OF OPTIONS TO HILLA HADDAD CHMELNIK, AS DESCRIBED IN THE PROXY STATEMENT
(Item 5 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

It is proposed that, in addition to the cash compensation paid to our directors, to grant options to purchase ordinary shares of the Company to Hilla Haddad-Chmelnik.

Our Compensation Committee and Board of Directors approved and recommended granting its non-executive directors, including the Company’s external directors, upon their first appointment or appointment renewal (provided that there were no previously granted options at the grant date that remained unvested), options in the amount and under the conditions set and approved by the Compensation Committee, Board of Directors, and reaffirmed by the Company’s shareholders.

Our Compensation Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Ms. Haddad-Chmelnik upon her election as an external director.

Pursuant to the terms of our 2008 Stock Options Plan and the Company’s Compensation Policy for Executive Officers and Directors, the exercise price of the options to be granted to Ms. Haddad Chmelnik will be 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the grant date, which is the second trading day following Meeting (August 15, 2025).

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three-year period, so long as the director continues to serve as a director and will be exercisable for 12 months following cessation or termination of his or her service (other than for cause).

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 5) RESOLVED, subject to her election under Item 4, to approve a grant of 50,000 options to Ms. Haddad Chmelnik, exercisable into ordinary shares of the Company as described in the Proxy Statement, upon her election as set forth in this Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options Ms. Haddad Chmelnik.

In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of the options to the external director (excluding a personal interest that is not related to a relationship with the controlling shareholder), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of this Item (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10:00 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the grant of options Ms. Haddad Chmelnik the nominee for election as an external director.

ITEM VI. AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR
EXECUTIVE OFFICERS AND DIRECTORS
(Item 6 on the Proxy Card)

Pursuant to the ICL, all Israeli public companies, including companies whose shares are publicly traded outside of Israel, such as the Company, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the ICL. In accordance with the ICL, the adoption, amendment, and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, and such policy must be reviewed and readopted within three years from the previous adoption date. The Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was last reviewed and approved by the Compensation Committee, the Board of Directors, and our shareholders in May 2023.

The Compensation Policy allows for the reward of executives and directors with equity-based compensation, which supports the Company’s objective to align executive and directors’ compensation with shareholder value and is consistent with the Company’s objective to increase shareholder value in the long term. The Compensation Policy further establishes that the Company may grant to executives and directors options or any other long-term equity-based compensation (“Equity-based Compensation”), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Although the Compensation Policy allows for the grant of different types of equity-based compensation, the grant of Restricted Stock Units (“RSUs”), and Performance Stock Units (“PSUs”) may be frustrated due an ambiguity in the policy, which the Company’s Board recommend to clarify and amend as follows (proposed additional language marked in bold underline):

 “…In case of grant of any Equity-based Compensation in the form of options, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company)…”

As by their nature RSUs and PSUs do not have an exercise/purchase price beyond the nominal par value attributed to the issuance of the underlying shares upon vesting, whereas options are granted with an exercise price that is equal to, or with a premium, to market price, by adding the underlined bold text, the ambiguity in the Compensation Policy will be clarified and amended. The Compensation Committee and the Board of Directors recommend amending the Compensation Policy as set forth above. The complete Compensation Policy is attached hereto as Annex A.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 6) RESOLVED, to amend and readopt the Company’s Compensation Policy for Executive Officers and Directors as set forth in Item 6 and in Annex A of this Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to amend the Compensation Policy for Executive Officers and Directors.

In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with the controlling shareholder), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of this Item (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the amendment and re-adoption of the Compensation Policy for Executive Officers and Directors.

ITEM VII. TO APPROVE A GRANT OF PERFORMANCE STOCK UNITS TO MR. ADI
SFADIA, THE COMPANY’S CHIEF EXECUTIVE OFFICER
(Item 7 on the Proxy Card)

Pursuant to the ICL, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

Adi Sfadia has served as our Chief Executive Officer since November 2020, after serving as our interim Chief Executive Officer from July 2020.

Our Compensation Committee and Board of Directors approved on February 10, 2025 and February 11, 2025, respectively, and recommended that our shareholders approve, the grant to Mr. Sfadia of an aggregate of 180,000 Performance Stock Units (“PSUs”), with (i) 150,000 of the PSUs vesting in four (4) equal annual instalments of twenty-five percent (25%) each, starting on the first anniversary of the grant date, subject to compliance with share price and Volume Weighted Average Price (VWAP) thresholds set by the Compensation Committee and the Board, and (ii) 30,000 of the PSUs vesting in four (4) equal annual instalments of twenty-five percent (25%) each, starting on the first anniversary of the grant date, subject to compliance with an Adjusted EBITDA threshold for the year 2025 of USD 53 million.

No changes are recommended to be made to Mr. Sfadia’s monthly salary or annual bonus target previously approved by the Company’s shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 7) RESOLVED, subject to the approval of the amendment to the Company’s Compensation Policy as set forth under Item 6, to approve a grant of PSUs to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as outlined in Item 7 of this Proxy Statement.

The approval of the resolution in this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item 7 is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of the compensation of the Chief Executive Officer and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the approval of the grant of PSUs to the Company’s Chief Executive Officer.

ITEM VIII.  RATIFICATION AND APPROVAL OF REAPPOINTMENT AND
COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 8 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2024:

Services Rendered	Fees (in thousands)	Percentage
Audit fees (1)	$770	55%
Tax fees (2)	$159	12%
Other (3)	$463	44%
Total	$1,392	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for professional services other than audit or tax related fees.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided by Kost Forer Gabbay & Kasierer to the Company and to its subsidiaries during 2024.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 8) RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2025 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our consolidated financial statements for the year ended December 31, 2024 and the Auditor’s Report in respect thereto will be presented and considered. This item will not involve a vote of the shareholders.

Our 2024 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2024, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s Chief Financial Officer for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of July 7, 2025, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the U.S. Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of July 7, 2025 and includes the number of ordinary shares underlying options that are exercisable within sixty (60) days from the date of July 7, 2025. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 57,211,899  ordinary shares outstanding as of July 7, 2025. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through July 7, 2025 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd. (1)	10,584,499	18.56%
All directors and executive officers as a group (16 persons) (2)	2,232,500	3.90%
____________________________________________________

(1)
Based on Schedule 13D filed on February 10, 2025 with the SEC by Phoenix Holdings Ltd. and information provided to us by Phoenix Holdings as of December 31, 2024. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(2)	As of July 7, 2025, all directors and executive officers as a group (16 persons) held 1,526,667 options that are vested or that vest within 60 days of July 7, 2025.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Doron Kerbel, General Counsel & Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020 Israel
Email: doronke@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Shareholder Proposals for 2026 Annual General Meeting of Shareholders

          Under the ICL, shareholders who severally or jointly hold at least 1% of our outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting; provided, however, that if the matter requested to be added to the agenda is to appoint or remove a director, such request must be submitted by one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders. To be considered for inclusion in our proxy statement for our 2026 annual general meeting of shareholders pursuant to the ICL, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020 Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the ICL. The written proposal must be received by Gilat not less than 90 calendar days prior to the first anniversary of the 2025 Annual General Meeting of Shareholders (i.e., no later than May 14, 2026); provided that if the date of the 2026 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2025 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2026 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2026 will include (1) the election (or reelection) of directors including one external director; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period. In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2026 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the ICL and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2026 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Annex A
Compensation Policy
for Executive Officers Gilat Satellite Networks Ltd.
(the “Company”)
A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), This document sets forth the compensation policy for Executive Officers (as defined below) (the “Executive Compensation Policy” or “Policy”).

This Executive Compensation Policy shall apply to terms of service and compensation of Executive Officers which will be approved for payment after the date on which this Executive Compensation Policy was approved by the shareholders of the Company.

The term “Executive Officer” or “Executive” in this policy is defined as: “a chief executive officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title, and Chairman of the Board or a Directors or a manager who reports directly to the chief executive officer”.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Executives, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The objectives and goals which are the basis of this Policy are to allow the Company to attract and retain highly skilled and experienced personnel who will serve as Executive Officers in key positions in the Company, with the ultimate objective to maintain the Company’s leadership and success and enhance shareholder value. Accordingly, this Policy is designed, among other things, to provide the Executives with a competitive compensation package which includes performance-based compensation that differentiates between Executives and rewards excellence, and to align the interests of the Executives with those of the Company’s shareholders.

In determining the compensation terms for Executives (including, without limitation, terms of retirement or termination) and any change thereof, the Compensation Committee and Board of Directors of the Company (the “Board” or “Board of Directors”) shall take into account, among other things, the following: (i) the education, qualifications, expertise, skills, professional experience, achievements and seniority of the Executive; (ii) the role of the Executive, areas and degree of responsibility, his or her past or expected contribution to the Company, anticipated promotion of the Executive within the Company and, if available, past compensation agreements signed with him or her and the circumstances of his or her recruitment; (iii) the size of the Company and its nature as a global company and the complexity of the Company’s business; and (iv) comparison to compensation payable to Executives at comparable companies as more fully set forth in section B.1. below.

Additionally, in the process of determining the compensation terms for each Executive, the Company shall examine the ratio between the overall compensation and base salary of the Executive, on the one hand, and the average and median salary (as such term is defined in the Companies Law), as well as the average and median overall compensation, of the other employees of the Company (including personnel of services companies and excluding the Executives and Directors) (the “Other Employees”), on the other hand. The Company will consider the impact that such ratios are expected to have on the work environment in order to ensure that such ratios are not expected to have any negative impact on the working relationships within the Company.

In approving this Policy, the Board has examined the ratio between the average cost of the overall compensation payable to Executives, on the one hand, and the average and median cost of the overall compensation payable to the Other Employees, on the other hand.

B.	Compensation Structure

The Executives’ compensation package may include: base salary, fringe benefits, cash bonuses, equity-based compensation, separation arrangements and Insurance, Exculpation and Indemnification.

1.	Base Salary

The base salary or monthly fees of each Executive in the Company shall be determined based on the parameters specified in Section A.2 above, including the Company’s need to attract and retain highly skilled executives and offer them competitive terms, while considering the Company’s size and nature.

Prior to approval of a compensation package for an Executive, the Company will consider a compensation survey that compares and analyzes the level of the compensation offered to the Executive with compensation packages for similarly positioned executives in peer-group companies. The survey will be conducted with respect to executives at comparable positions at the headquarters of publicly traded, high-technology companies with comparable headcount, and will be based on reports of a known compensation and benefits surveys company or by an external expert.

The base salary will not be linked to the consumer price index (but will be linked to an increase in the cost of living index as mandatory by applicable law).

The base salary for Executives is reviewed and may be adjusted from time to time by the Compensation Committee and the Board of Directors and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders or as otherwise required by applicable law, based on the guidelines detailed in Section A.2 above.

In any event, the base salary of the CEO and of the Chairman of the Board shall not exceed NIS 130,000 per month, and the base salary of any Executive in the Company (other than the CEO and Chairman of the Board) shall not exceed NIS 90,000 per month.

For purpose of attracting highly skilled executives, the Company may offer an Executive a one- time sign-on bonus as an incentive to join the Company. The amount of the sign-on bonus shall not exceed the Executive’s base salary or monthly fees for six (6) months. Entitlement to such bonus shall be subject to a minimum period of employment of the Executive with the Company as shall be determined by the Company, but in any event of not less than twelve (12) months.

2.	Executive’s Fringe Benefits

The compensation package will include any payments and rights due to the Executive under applicable law, and may include additional benefits including social benefits, company mobile telephone, reimbursement of expenses, vacation days, medical insurance, and additional benefits which are granted in general to the Company’s employees.

The Company shall maintain and contribute to an executive insurance program and/or pension programs for the Executive, as allowed by applicable law. Additionally, the Company shall contribute for the executive towards disability insurance as allowed by applicable law. The Company shall contribute monthly payments for a study fund, as allowed by applicable law. All such payments may be calculated based on part of or the entire monthly base salary of the Executive.

Executives shall be entitled to vacation in the range of 18 to 26 days per year of employment. The Company shall reimburse Executives for their business expenses that are properly documented and approved in accordance with the Company’s expenses reimbursement policy. The Executive may join the Company’s car leasing program generally available to the Company’s employees, at the Executive’s expense.

The Company may offer additional benefits to the Executive, which will be comparable to customary market practices and which will not exceed 4% of the Executive’s annual base salary.

Any non-Israeli Executives may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In the event that an Executive provides services to the Company as a contractor or via a services company, the fees paid to such Executive or company shall reflect the employer’s cost of the base salary and fringe benefits (plus applicable taxes such as value added tax), in accordance with the guidelines of this Policy.

3.	Cash Bonuses

3.1	Cash Bonuses

Rewarding Executives based on performance supports the Company’s objective to link the Executive’s Compensation and financial interests with the Company’s results and shareholders’ value, as set forth in section A.2 above.

The compensation package of Executives may include an annual cash bonus (the “Annual Bonus”). Additionally, the Company may determine that an Executive shall be entitled to a special bonus, considering the exceptional contribution of such Executive to the Company (for example, with respect to a special project) (“Special Bonus”).

Payment of the Annual Bonus to any Executive, shall be conditioned upon the cumulative following conditions:

(i)          achievement of a minimum positive Profitability Metric as determined by the Company; and

(ii)         meeting a threshold of not less than 80% of the Profitability Metric target, as set out in the annual budget approved by the Board.

“Profitability Metric” means either operating profit, net profit or EBITDA as will be determined by the Compensation Committee and the Board of Directors at the beginning of each year.

The Board of Directors may approve grant of a partial bonus in an amount of up to three (3) Base Salaries in cases where the abovementioned conditions have not been met, if the Board of Directors finds it appropriate to reward the executive officer for his/her efforts and professional skills regardless of achievement of the above mentioned conditions.

The Annual Bonus will be based mostly on measurable pre-determined targets at certain weights, and, with respect to its less significant part based on non-measurable qualitative goals.

Measurable targets for the cash bonuses may include, among others, any of the following:

•
financial targets, such as the Company’s profit (EBITDA or other financial component), the EBITDA of a relevant division of the Company or certain project(s), revenues of the Company or of a certain division, cash flow targets of the Company, and other financial targets based on budget or work plan;

•	sales results;
•	meeting measurable milestones as relevant for each Executive, for example, obtaining new business at a certain financial scope or signing agreements with a certain number of new customers;
•	execution of projects;
•	innovation defined by specific milestones (for example, registration of patents);
•	raising capital and closing financing transactions; and
•	meeting market share targets.

Qualitative targets for the Annual Bonus may include, among others, the general contribution of the Executive to the Company, satisfaction with the Executive’s performance, the Executive’s contribution to units other than the unit in which Executive is employed and to the ethical environment within the Company, the Executive’s contribution to development of skill of personnel reporting to Executive, or any other qualitative target determined by the Company.

In the event of a Change in Control of the Company (as defined below) during a bonus year or during a bonus deferral period, the Deferred Amount shall become payable at the time of payment of the Annual Bonus or the time the acquisition is consummated, as applicable. A “Change in Control” shall mean a merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction.

3.2.	Maximum Amount of Cash Bonuses

The aggregate amount of the Annual Bonuses to be granted to all of the Executives with respect to a specific fiscal year shall not exceed 15% of the operating profit for such year.

The Compensation Committee and the Board of Director may approve a grant of a Special Bonus to be paid to an Executive, including the CEO, which shall not exceed the base salaries of such Executive for three (3) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to an Executive reporting to the CEO for any year shall not exceed such Executive’s base salary or monthly fees for eight (8) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to the CEO or the Chairman of the Board for any year shall not exceed the CEO’s or the Chairman of the Board’s, as the case may be, respective base salary or monthly fees for twelve (12) months.

3.3.	Board Discretion

The Board of Directors shall have the discretion to reduce the amount of the Annual Bonus and/or the Special Bonus to be awarded to Executives by up to 20% of the amount due to an Executive prior to such decrease, if the Board of Directors determines that such a decrease is advisable due to unusual adverse circumstances, such as, without limitation, a material decline in the Company’s financial and operational performance.

3.4.	Claw Back

Executives shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid on the basis of data in the Company’s financial statements which was later discovered to be inaccurate and such financials were subsequently restated. The repayment obligation shall apply only if the restatement was made within the 3- year period following payment to the Executive. The Executives shall be required to repay such amounts following a written notice by the Board specifying the grounds for such repayment. In such event, the Board shall specify the time frames and other terms of such repayment (e.g. whether repayment will be made net of taxes).

4.	Equity-based Compensation

Rewarding Executives with equity-based compensation supports the Company’s objective to align Executive Compensation with shareholder value, as set forth in section A.2 above and is consistent with the Company’s objective to increase shareholder value in the long term.

The Company may grant to Executives options or any other long-term equity-based compensation (“Equity-based Compensation”), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Equity-Based Compensation granted to Executives shall vest over a period of at least 3 years.

The value of the Equity-Based Compensation granted to an Executive other than the CEO and the Chairman of the Board (determined based on generally accepted accounting principles applicable to the Company) vesting in a calendar year (calculated on a linear basis) shall not exceed at the time of grant the amount equal to the base salary of the Executive for eight (8) months. Such value of the Equity-Based Compensation granted to the CEO or the Chairman of the Board, as the case may be, vesting in a calendar year as aforementioned shall not exceed his or her respective base salary or monthly fees for twelve (12) months.

The Compensation Committee and the Board also considered setting a cap on the value for Equity- Based Compensation at the time of exercise and concluded that this would not be advisable considering, among other things, the limit on value at the date of grant as specified above.

Equity-Based Compensation will generally expire 90 days following termination of Executive’s employment or service with the Company, other than in certain circumstances defined in the equity incentive plans. The Company may, in certain exceptional circumstances, extend the period to exercise Equity-based Compensation beyond such period for a period of up to twelve (12) months.

In case of grant of any Equity-based Compensation in the form of options, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company).

The Company may approve acceleration of the vesting period of any Equity-Based Compensation in connection with a transaction involving a change of control in the Company.

5.	Ratio between fixed and variable compensation

This Policy aims, among other things, to incentivize the Executives to meet the Company’s targets while discouraging assumption of excessive risk. Accordingly, this Policy set balances between the fixed compensation (annual base salary) and variable compensation (cash bonuses and equity based compensation per annum) to be granted to Executives. As reflected in this Policy, the Company’s target is that the ratio between the fixed compensation and variable compensation will be within the following ranges:

For Executives other than the CEO: The fixed compensation shall be within the range of 43% to 100% of the overall Executive’s potential compensation, and the variable compensation shall be within the range of 0% to 57% of the Executive’s overall potential compensation.

For the CEO: The fixed compensation shall be within the range of 33% to 100% of the overall CEO’s potential compensation, and the variable compensation shall be within the range of 0% to 66% of the CEO’s overall potential compensation.

(*) The value of the Equity-Based Compensation is calculated as stated in section 4 above.

6.	Separation Arrangements

The advance notice period prior to termination shall be determined individually with respect to each Executive, taking into consideration the parameters set forth in Section A.2 above. The advance notice period for any Executive shall not exceed the maximum limit set forth in this section below.

During the advance notice period, the Executive will continue to perform his or her duties to the Company; However, the Company may relieve an Executive from his/her duties and responsibilities during the advance notice period and pay the Executive compensation for the advance notice period, including, for avoidance of doubt, acceleration of vesting of Equity-Based Compensation which is scheduled to vest during such advanced notice period. The Company may terminate Executive’s employment without any advance notice in any event which entitles the Company under the law to terminate Executive employment without paying the full amount of severance.

Any pension and severance funds, for which the Company contributed money during the Executive’s employment with the Company, shall be released and owned by the Executive following the end of his or her employment with the Company. Additionally, Executive shall be entitled to any payments and benefits due to him or her under applicable law.

Additionally, the Company may grant an Executive a separation grant subject to the limitations set out herein. When determining any separation arrangement, the Company will consider, among other things, the following: the period of service or employment of the Executive with the Company, his/her terms of service and employment during this period, the Company’s performance during the period, the contribution of the Executive in achieving the Company’s goals and its profitability, and the circumstances of termination. The Company shall not grant a separation grant to an Executive unless he or she provided services to the Company for a period of not less than 24 months.

In any event, the amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to an Executive, other than the CEO, shall not exceed such Executive’s base salary for six (6) months. Such amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to the CEO shall not exceed the CEO’s base salary for nine (9) months.

7.	Insurance, Exculpation and Indemnification

The Executive Officers of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The Executive Officers will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed $40 million. The premium payable with respect to such insurance and the deductible shall be in market terms and in an amount not material to the Company.

The Company may purchase insurance cover for Executive Officers of the Company which will also include run-off arrangements for a period of up to 7 years from the date of the termination of their tenure as Executive officers of the Company.

C.          General

Any entitlements, grants and payments to officers referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Executive Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Directors and Executives, and the adoption of this Policy per se does not grant any of the Company’s Directors and Executives a right to receive any type of compensation set forth in this Policy. The compensation items to which a Director or Executive will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Amiram Boehm, Doron Kerbel, and Gil Benyamini, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present, held of record in the name of the undersigned at the close of business on July 16, 2025, at the Annual General Meeting of Shareholders of the Company to be held on August 14, 2025 at 12:00 p.m. Israel time at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

August 14, 2025

   IMPORTANT NOTICE REGARDING THE INTERNET
AVAILABILITY OF PROXY MATERIALS FOR THIS ANNUAL
GENERAL MEETING OF SHAREHOLDERS.  THE PROXY
STATEMENT IS AVAILABLE AT: OF INTERNET AVAILABILITY
OF PROXY MATERIAL:
 https://www.gilat.com/investor-relations/#sec

Please date, sign and mail
your proxy card as soon
as possible.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Item No. 4, 5, 6 and 7 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law, 5759-1999), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEMS 1, 2, 3, 4, 5, 6, 7 and 8.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Items No. 4, 5, 6 and 7 require an indication of “Personal Interest” in the resolution and whether the undersigned is a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law, 5759-1999 (the “ICL”)).

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder”, please see the explanation in the Notice of Annual General Meeting of Shareholders and in the Proxy Statement.

(1)	To set the number of Directors on the Board of Directors at eight;

☐	FOR	☐ AGAINST ☐ ABSTAIN

(2)
To re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until our next annual general meeting of shareholders and until their successors have been duly elected and qualified

	FOR	AGAINST	ABSTAIN
a. Amiram Boehm (re-elect)	☐	☐	☐
b. Aylon (Lonny) Rafaeli (re-elect)	☐	☐	☐
c. Dafna Sharir (re-elect)	☐	☐	☐
d. Amir Ofek (re-elect)	☐	☐	☐
e. Dana Porter Rubinshtein (elect)	☐	☐	☐

(3)	Subject to her election pursuant to Item 2, to approve a grant of options to Dana Porter Rubinshtein, as described in the Proxy Statement

☐	FOR	☐ AGAINST ☐ ABSTAIN

(4)	To approve of the election of Hilla Haddad Chmelnik to serve as an external director for a three-year period commencing as of the date of approval

☐	FOR	☐ AGAINST ☐ ABSTAIN

(5)	Subject to her election pursuant to Item 4, to approve a grant of options to Hilla Haddad Chmelnik, as described in the proxy statement

☐	FOR	☐ AGAINST ☐ ABSTAIN

(6)	To amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement

☐	FOR	☐ AGAINST ☐ ABSTAIN

(7)
Subject to the amendment of the Company’s Compensation Policy for Executive Officers and Directors pursuant to Item No. 6, to approve the grant of Performance Stock Units (PSU) to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement

☐	FOR	☐ AGAINST ☐ ABSTAIN

(8)
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

☐	FOR	☐ AGAINST ☐ ABSTAIN

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to account’s registered name(s) may not be submitted via this method. ☐

Signature of Shareholder                                                         Date                             Signature of Shareholder                                                           Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.